

September 27, 2012

Via E-mail
Mr. Steven Filton
Chief Financial Officer
Universal Health Services, Inc.
367 South Gulph Road
P.O. Box 61558
King of Prussia, PA 19406

      Re: **Universal Health Services, Inc.**
                    Form 10-K for the Fiscal Year Ended December 31, 2011
                    Filed February 27, 2012
                    File No. 001-10765

Dear Mr. Filton:

We have reviewed your August 28, 2012 response to our August 16, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to the comments, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 1: Business and Summary of Significant Accounting Policies
B) Revenue Recognition, page 99

1. We acknowledge your response to our previous comment 2. As previously requested, please provide us proposed policy note disclosure to be included in future periodic reports that separately describes your accounting for Medicare and Medicaid EHR incentive payments.

V) Accounting Standards
Measuring Charity Care for Disclosures, page 105

2. We acknowledge your response to our previous comment 3. Please revise your proposed disclosure to specifically disclose the cost of the charity care component of your total uncompensated care as required by ASC 954-60-50-3. In this regard, we do not object to your disclosure of the costs to provide total uncompensated care but believe that the costs to provide charity care should be specifically disclosed to comply with the referenced guidance.

    You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comments.   In this regard, do not hesitate to contact me at (202) 551-3679.

                                    Sincerely,

                                    /s/ Jim B. Rosenberg

                                    Jim B. Rosenberg
                                    Senior Assistant Chief Accountant